

October 26, 2012

<u>Via E-mail</u>
Ms. Shaza L. Andersen
Chief Executive Officer
WashingtonFirst Bankshares, Inc.
11921 Freedom Drive
Suite 250
Reston, Virginia 20190

Re: **WashingtonFirst Bankshares, Inc.**
                                   Amendment No. 1 to the Registration Statement on Form S-4
                                   Filed September 24, 2012
                                   File No. 333- 183255

Dear Ms. Andersen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1. Please revise your disclosure as follows:

   - reconcile your statement on page 24 that you "may take advantage of certain exemptions" with your statement on page 168 that "WashingtonFirst intends to avail itself of all of these exemptions;" and
   - as we requested, revise your risk factor on page 43 to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Cover Page of Joint Proxy Statement/Prospectus

2. We note your response to comment 2. Please revise consistent with Item 501 as follows:
   - revise the third paragraph and the notices to disclose that the price depends on whether the shareholder equity of Alliance declines by ten percent from December 31, 2011 and the current per share price based on that variable;
   - as we requested, revise the fourth paragraph to disclose the number of shares and price per share and the aggregate price that you are selling as part of your "capital raising activities associated with the merger;" and
   - revise the fourth paragraph and throughout the document (including page 2 and 13) to clarify that the percentages are based on the assumption that you only sell the minimum of $20 million of common stock required under the merger agreement but that these percentages may be substantially lower if you sell more shares since you already have commitments for $37 million of common stock and you may be required by bank regulators to sell more stock as a condition to approving the merger.

Questions and Answers about the Merger, page 1

3. We note your response to comment 6. As we requested, disclose the dilutive effects of the issuance of all 25 million shares that you seek authority for on current shareholders. In addition, disclose the number of authorized, issued and unissued shares currently and the same data if the proposal were to be approved. Explain why you would need 46 million shares for financing since you have issued less than four million to date and explain why 21.5 million authorized but unissued shares are not adequate for future financing needs.   Disclose the estimated current value of the 21.5 million unissued shares and the value of 46.5 million unissued shares.

4. We note your response to comment 7. Please revise the second question on page 4 relating to the Non-Voting Common Stock Amendment as follows:
   - as we requested, disclose the dilutive effects of the issuance of all 10 million non-voting shares that you seek to authorize on current shareholders; and
   - explain the "regulatory requirements" to which you refer to on the fourth line and how the non-voting shares are necessary to "ensure" that you meet these requirements and how these requirements would be satisfied if they are converted into common stock; and
   - disclose the terms of the conversion feature you intend to include in your sale of non-voting stock in connection with the merger.

5. We note your response to comment 8.   Please summarize in the summary section the material terms of the 2010 Equity Compensation Plan for which you seek shareholder approval.

The Companies, page 11

6. We note your response to comment 9. Please delete your claim that Alliance is "in substantial compliance with the MOU" since it is not in compliance with the capital requirements which are material and disclose the differences between the capital requirements under the MOU and Alliance's current levels of capital.

Reasons for the Merger, page 16

7. We note your response to comment 12. As we requested, quantify the estimated cost savings which you state you have calculated from systems, professionals and consultants.

Alliance Board Recommendations to Alliance Shareholders, page 17

8. We note your response to comment 13. Please revise the section, consistent with Item 503(a) and Rule 14a-9(a), to explain in detail what changed in the last year to warrant the Board to now recommend that shareholders accept Washington First's bid of $4.77 to $5.30 per share when in 2011 the Board recommended that shareholders accept Eagle Bank's bid of $6.11 per share. Please provide more detailed analysis of these issues on page 57.

WashingtonFirst's Capital Raising, page 22

9. We note your response to comment 10. As we requested, revise the disclosure on to disclose the price per share. Disclose the range in the number of shares you may issue and the maximum dilutive effects. Discuss any conversion features and any restrictions on resale

Some of the Directors and Officers of Alliance, page 20

10. We note your response to comment 16. Please revise the last bullet point to disclose the aggregate amount of cash directors and executive officers will receive, and identify the three persons receiving the most cash and the amount each will receive.

Risks Associated with the Merger, page 27

11. Please add a risk factor addressing the risk of dilution of the value of the stock Alliance shareholders will receive if you sell more than $20 million of shares in the "capital raising transactions" for which you already have commitments of over $37 million.

12. Please revise the first risk factor on page 34 relating to concentration of loans in real estate to disclose the effect of the merger on your concentration of loans in real estate. Address the geographic concentration of your loans in the Washington D.C area and the effect of the merger on this concentration.

Unaudited Pro Form Consolidated Combined Financial Information

Notes to Unaudited Pro Forma Consolidated Combined Financial Data

Note 1 – Purchase Accounting Adjustments - Pro Forma Note 1(f), page 89

13. We note your response to prior comment 21 to our letter dated September 10, 2012. Please provide us with more specific information, including persuasive evidence which details the specific Alliance income tax attributes reviewed as well as all the factors and assumptions considered which enabled the company to conclude that a deferred tax asset valuation allowance was not required in accordance with ASC 805-740-25-3.

Notes to the Consolidated Financial Statements

Note 3- Investment Securities, page F-13

14. We note your responses to prior comment 27 in our letter dated September 10, 2012. Please revise to disclose the specific detailed processes and information utilized in performing your other than temporary impairment analysis on the Trapeza CDO investment at each reporting period. You should also include the following information in addition to the carrying and fair values and the related unrealized gain/loss:
    - The number of performing and nonperforming issuers;
    - Disclosure of actual deferrals/defaults as a percentage of the original collateral of the entire security;
    - Disclosure of expected deferrals and defaults as a percentage of the remaining performing collateral of the entire security;
    - Subordination level at the tranche held by the registrant as of percentage of the remaining performing collateral of the entire security; and
    - External credit ratings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc D. Thomas at (202) 551-3452 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or Todd K. Schiffman, Assistant Director, at (202) 551-3375 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel